ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com

December 17, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549
Attn:  Ms. Deborah O’Neal-Johnson

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. O’Neal-Johnson:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to the comments you provided during our telephone conference on December 8, 2010 regarding the Registrant’s Post-Effective Amendment No. 65 to its Registration Statement on Form N-1A filed on October 29, 2010, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding one new class (the “Institutional Class”) to Marshall Intermediate Tax-Free Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

Fund Summary – Fees and Expenses of the Fund

1. Comment:  Confirm that the “Other Expenses” shown in the fee table for Institutional Class will be based on the expenses of the existing class for the most recent fiscal year, updated as applicable to reflect current, existing class-based expenses.

Response:  The Registrant hereby confirms that the “Other Expenses” shown in the fee table for Institutional Class are based on the expenses of the existing class for the most recent fiscal year, which have been updated to reflect current expenses.

2. Comment:  If the Fund has Acquired Fund Fees and Expenses, please remove the phrase “based on estimated amounts for the current fiscal year” in the disclosure.

Response:  The Registrant has revised the disclosure in response to the staff’s comment as follows (deleted language is [~~struckthrough~~]; new language is underlined):

~~[~~( ~~2~~3)	Acquired Fund Fees and Expenses [~~are based on estimated amounts for the current fiscal year and~~ ] represent the pro rata expense [~~that would~~

United States Securities and Exchange Commission
December 17, 2010

~~be~~] indirectly incurred by the Fund as a result of its investment in other investment companies (each, an “Acquired Fund”). Total Annual Fund Operating Expenses shown will not correlate to the Fund’s ratios of expenses to average net assets appearing in the Financial Highlights tables, [~~when available,~~ ] which do not include Acquired Fund Fees and Expenses.~~]~~

Fund Summary – Fund Performance

3. Comment:  Please make the following modifications to the disclosure in the performance section:

(i)	Refer first to the Fund’s primary benchmark and then to the Fund’s supplemental benchmark

(ii)         Remove the following statements from the disclosure preceding the bar chart:

•	Indices are unmanaged and are not available for direct investment.

•
The actual return of the Institutional Class shares may have been higher than that of the Investor Class shares because the Institutional Class shares have lower expenses than the Investor Class shares.

•	The information assumes that you reinvested all dividends and distributions.

(iii)	Revise the parenthetical for the Lipper benchmark to clarify that the returns reflect deduction for fees.

(iv)         Remove the disclosure following the returns table that states:

•
The Fund’s returns reflect fee waivers and/or expense reimbursements that were in effect during one or more of the periods presented. Absent such fee waivers and/or expense reimbursements, the returns would have been lower.

Response:  The Registrant has revised the disclosure in response to the staff’s comment as follows (deleted language is [~~struckthrough~~]; new language is underlined):

Fund Performance

The bar chart and table show the historical performance of the Fund’s shares and provide some indication of the risks of investing in the Fund. [~~Because the Institutional Class shares of the Fund do not have a full calendar year of performance, the following return information shows the historical performance of the Fund’s Investor Class shares (which are offered in a separate prospectus) and provides~~] The bar chart shows how the Fund’s total returns before taxes have varied from year to year, while the table compares the Fund’s average annual total returns to the

United States Securities and Exchange Commission
December 17, 2010

returns of a broad measure of market performance and an index of funds with similar investment objectives[ ~~and a broad measure of market performance. Indices are unmanaged and are not available for direct investment. The Institutional Class shares would have substantially similar returns as the Investor Class shares because they represent interests in the same portfolio of securities and the returns would differ only to the extent that the Institutional Class shares and the Investor Class shares do not have the same expenses. The actual return of the Institutional Class shares may have been higher than that of the Investor Class shares because the Institutional Class shares have lower expenses than the Investor Class shares~~.] Performance information for Class I shares is not shown because the Class does not have a full calendar year of performance. Please keep in mind that past performance, before and after taxes, does not represent how the Fund will perform in the future. [~~The information assumes that you reinvested all dividends and distributions.~~] Investors may obtain updated performance information for the Fund at www.marshallfunds.com.

Class Y - Annual Total Returns (calendar years 2000-2009)

[Bar chart to be provided]

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
9.18%	4.07%	9.36%	4.18%	2.51%	0.94%	3.52%	4.23%	0.73%	12.86%

The return for the [~~Investor~~] Class Y shares of the Fund from January 1, 2010 through September 30, 2010 was 6.40%.

During the periods shown in the bar chart for the Fund:	Quarter Ended	Returns
Best quarter	9/30/2009	5.58%
Worst quarter	9/30/2008	(2.08)%

Average Annual Total Returns through 12/31/09

	1 Year	5 Year	10 Year
~~[Fund~~]Class Y
Return Before Taxes	12.86%	4.37%	5.09%
Return After Taxes on Distributions	12.82%	4.21%	5.01%
Return After Taxes on Distributions and Sale of Fund Shares	9.88%	4.22%	4.92%
[~~LIMDI (reflects no deduction for sales charges or taxes)~~	~~%~~	~~%~~	~~%~~ ]
BMB 1-15 (reflects no deduction for fees, expenses or taxes)	8.87%	4.39%	5.42%
LIMDI (reflects deduction of fees and no deduction for sales charges or taxes)	11.36%	3.54%	4.66%

After-tax returns are calculated using the highest historical individual marginal federal income tax rates and do not reflect the effect of any applicable state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors holding shares through tax-deferred programs, such as IRAs or 401(k) plans. [~~Return After Taxes on Distributions and Sale of Fund Shares may be higher than Return Before Taxes when a net capital loss occurs upon the redemption of Fund shares.~~]

United States Securities and Exchange Commission
December 17, 2010

[~~The Fund’s returns reflect fee waivers and/or expense reimbursements that were in effect during one or more of the periods presented. Absent such fee waivers and/or expense reimbursements, the returns would have been lower.~~]

[~~The Lipper Intermediate Municipal Debt Funds Index (LIMDI) is an average of the 30 largest mutual funds in this Lipper category.~~ ]

The Barclays Capital Municipal Bond 1-15 Year Blend Index (BMB 1-15) is the 1-15 year Blend component of the Barclays Capital Municipal Bond Index, which is an unmanaged index composed of long-term tax-exempt bonds with a minimum credit rating of Baa and a range of maturities between 1 and 17 years. [~~To qualify for inclusion, a bond or security must have outstanding par value of at least $7 million, issued as part of a transaction of at least $75 million, fixed rate, dated after December 31, 1990, and must have at least one year from final maturity.~~]

The Lipper Intermediate Municipal Debt Funds Index (LIMDI) is an average of the 30 largest mutual funds in this Lipper category.

How to Buy Shares – Redemption Fees

4. Comment:  Please clarify the disclosure to indicate the time period for which the redemption fee will be imposed on share redemptions.

Response:  The Registrant has revised the disclosure in response to the staff’s comment as follows (deleted language is [~~struckthrough~~]; new language is underlined):

Redemption Fee. [~~For 30 days following your purchase of shares of the Fund, your~~]Your redemption or exchange proceeds may be reduced by a redemption fee of 2.00% (other than with respect to the MONEY MARKET FUNDS) if you redeem or exchange shares of a Fund less than 30 days after the purchase of such shares. The redemption fee is paid to the Fund. The purpose of the fee is to offset the costs associated with short-term trading in [~~the~~]a Fund’s shares. See “How to Redeem and Exchange Shares—Will I [~~Be~~]be Charged a Fee for Redemptions?” and “—Additional Conditions for Redemptions—Frequent Traders” below.

Marshall Funds, Inc. Information – Advisory Fees

5. Comment:  In the disclosure referring to the advisory fees paid by the Fund during the fiscal year ended 2010, consider adding the month.

Response:  The Registrant has revised the disclosure in response to the staff’s comment as follows (deleted language is [~~struckthrough~~]; new language is underlined):

The following table reflects the investment advisory fee paid by [~~the~~]each Fund~~,~~ as a percentage of [~~the~~]a Fund’s ADNA, during the fiscal year ended August 31, 2010, after taking into effect breakpoints and/or voluntary waivers by the Adviser during the period.

United States Securities and Exchange Commission
December 17, 2010

SAI

Directors and Officers – Board of Directors

6. Comment:  Please add disclosure stating whether the Board of Directors of the Registrant has a chairman, whether the chairman is an interested person of the Registrant, and, if the chairman is an interested person of the Registrant, whether the Board of Directors has a lead independent director.

Response:  The Registrant has added the following sentence to the disclosure in the Board of Directors section:  “The Board does not have a chairperson.”

*                      *                      *

If you have any questions or comments, please contact the undersigned at (312) 609-7796.

Sincerely,

/s/ Abigail J. Murray
Abigail J. Murray

cc:	Mr. John Blaser
Julie D’Angelo, Esq.
Maureen A. Miller, Esq.
Renee M. Hardt, Esq.

Marshall Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

December 17, 2010

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Marshall Funds, Inc. (the “Registrant”) File Numbers 033-48907; 811-58433

Dear Ms. O’Neal-Johnson:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 65 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on October 29, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marshall Funds, Inc.

By:       /s/Timothy M. Bonin
Name:  Timothy M. Bonin
Title:     Treasurer